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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                 Commission File Number  O-20652

(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F  [ ] Form 10-Q   [ ] Form N-SAR

      For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

      For the Transition Period Ended: _____________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

AccuMed International, Inc.
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Full Name of Registrant

Alamar Biosciences, Inc.
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Former Name if Applicable

900 N. Franklin St., Ste. 401
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Address of Principal Executive Office (Street and Number)

Chicago, IL 60610
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City, State and Zip Code

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                           PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed (check box if appropriate):

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                               PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

See Exhibit 1

                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Joyce L. Wallach            916                 443-6800
      ----------------        -----------        -----------------
          (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

      If so, attach an explanation of the anticipated change, both narratively and quantitatively; and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 [ ] Yes [X] No

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                           AccuMed International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 31, 1998                By /s/ Leonard R. Prange
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                                             Leonard R. Prange
                                             Chief Financial Officer
                                             and Chief Operating Officer

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                             EXHIBIT 1 TO FORM 12-25

                                    PART III

      AccuMed International, Inc. (the "Company") is unable to file its Annual Report on Form 10- K for the fiscal year ended December 31, 1997 (the "Form 10-K") primarily because management's time and efforts have recently been almost totally focused on efforts to comply with the requirements for continued listing of the Company's Common Stock on the Nasdaq SmallCap Market. On January 29, 1998, a hearing regarding possible delisting of the Company's Common Stock from the Nasdaq National Market was held before the Oral Hearings Panel. On January 30, 1998, Peter P. Gombrich resigned as Chairman, Chief Executive Officer and President of the Company, and the Board of Directors appointed Paul F. Lavallee to fill such positions. The Board then also decided to adopt new and different strategies for achieving compliance with Nasdaq's continued listing requirements. Effective February 19, 1998, the Common Stock was moved to the Nasdaq SmallCap Market pursuant to a temporary exemption from the initial listing requirements and the Company was advised that, in order for the Common Stock to remain thereon, the Company would have to file a report with the Securities and Exchange Commission by March 20, 1998 evidencing an increase in net tangible assets to $7,000,000, among other things. Therefore, effective February 23, 1998, the Company exchanged (the "Note Exchange") $5,275,000 in principal amount of the Company's 12% Convertible Promissory Notes due 2000 together with the right to receive an aggregate of $329,030 in accrued and unpaid interest thereon for 1,245,340 shares of Series A Convertible Preferred Stock and warrants to purchase 1,245,340 shares of Common Stock (thus increasing the Company's net tangible assets). On March 19 and March 23, 1998, the Company consummated the private placement (the "Private Placement") of an aggregate of 8,686,666 shares of Common Stock and warrants to purchase an aggregate of 8,686,666 shares of Common Stock for net proceeds of approximately $5,910,000 (thus increasing net tangible assets). On March 20, 1998, the Company filed a Current Report of Form 8-K describing such transactions and evidencing compliance with the net tangible assets requirement. The Note Exchange and the Private Placement resulted in hundreds of pages of exhibits required to be filed with the Annual Report on Form 10-K. In addition, with this Form 10-K, the Company is switching from disclosure as a small business issuer to disclosure as a regular registrant. Because management's time and attention has been so occupied, it would not be possible to timely file the Form 10-K without unreasonable effort or expense.

      The reasons causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense. The subject annual report will be filed no later than the fifteenth calendar day following the prescribed due date.